Form 10-K, Exhibit 13
SUMMIT TAX EXEMPT L P II
filed 1995-03-31
CIK 792924

                           1994 ANNUAL REPORT

                           SUMMIT TAX EXEMPT L.P. II
                             LETTER TO BUC$HOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

(LOGO)

                    Two World Financial Center        Telephone: (212) 436-2000
                    New York, New York 10281-1414     Facsimile: (212) 436-5000


INDEPENDENT AUDITORS' REPORT

To the Partners of Summit Tax Exempt L.P. II
New York, New York

We have audited the accompanying statements of financial condition of Summit Tax Exempt L.P. II (a Delaware Limited Partnership) as of December 31, 1994 and 1993, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the General Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partners, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Summit Tax Exempt L.P. II as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
---------------------------
March 14, 1995

(LOGO)
                                       2

                           SUMMIT TAX EXEMPT L.P. II
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                             December 31,
                                                                     -----------------------------
                                                                         1994             1993
--------------------------------------------------------------------------------------------------
ASSETS
Participating first mortgage bonds, net                              $141,586,119     $130,309,664
Assets held for sale, net                                              17,600,000       29,350,000
Temporary investments                                                   2,175,490        1,855,780
Cash                                                                      872,662          302,826
Cash held in escrow                                                       520,677          508,023
Interest receivable, net                                                  797,401          805,805
Promissory notes receivable, net                                          175,405          269,673
Deferred bond selection fees, net                                       2,174,386        2,359,106
Other assets                                                               15,803           17,747
                                                                     ------------     ------------
Total assets                                                         $165,917,943     $165,778,624
                                                                     ------------     ------------
                                                                     ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Deferred income                                                      $    568,953     $    160,514
Reserve for disputed claim                                                422,287          400,000
Accrued expenses                                                           67,017          141,869
Due to affiliates                                                          30,481          158,162
                                                                     ------------     ------------
Total liabilities                                                       1,088,738          860,545
                                                                     ------------     ------------
Contingencies
Partners' capital
BUC$holders (9,151,620 BUC$ issued and outstanding)                   164,925,646      165,012,743
General partners                                                          (96,441)         (94,664)
                                                                     ------------     ------------
Total partners' capital                                               164,829,205      164,918,079
                                                                     ------------     ------------
Total liabilities and partners' capital                              $165,917,943     $165,778,624
                                                                     ------------     ------------
                                                                     ------------     ------------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements

                           SUMMIT TAX EXEMPT L.P. II
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                   Year ended December 31,
                                                        ----------------------------------------------
                                                            1994             1993             1992
------------------------------------------------------------------------------------------------------
REVENUES
Interest income from participating first mortgage
  bonds                                                 $10,126,040      $10,030,502      $10,190,048
Income from assets held for sale, net                     1,639,072        1,513,420          942,071
Interest income from temporary investments                   68,017           49,147           74,598
Interest income from promissory notes                        37,361           60,719           33,026
                                                        ------------     ------------     ------------
                                                         11,870,490       11,653,788       11,239,743
                                                        ------------     ------------     ------------
EXPENSES
Management fees                                             810,625          810,625          810,625
Loan servicing fees                                         405,313          405,313          405,313
General and administrative                                  324,496          429,457          437,730
Amortization of deferred bond selection fees                184,720          184,720          184,720
Provision for disputed claim                                 22,287          400,000               --
Provision for uncollectible receivables                          --          138,000          183,918
Interest expense                                                 --               --            3,390
Provision for loss on impairment of assets                  500,000        1,000,000               --
                                                        ------------     ------------     ------------
                                                          2,247,441        3,368,115        2,025,696
                                                        ------------     ------------     ------------
Net income                                              $ 9,623,049      $ 8,285,673      $ 9,214,047
                                                        ------------     ------------     ------------
                                                        ------------     ------------     ------------
ALLOCATION OF NET INCOME
BUC$holders                                             $ 9,430,588      $ 8,119,960      $ 9,029,766
                                                        ------------     ------------     ------------
                                                        ------------     ------------     ------------
General partners                                        $   192,461      $   165,713      $   184,281
                                                        ------------     ------------     ------------
                                                        ------------     ------------     ------------
Net income per BUC                                      $      1.03      $       .89      $       .99
                                                        ------------     ------------     ------------
                                                        ------------     ------------     ------------
------------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                                         GENERAL
                                                       BUC$HOLDERS      PARTNERS         TOTAL
--------------------------------------------------------------------------------------------------
Partners' capital (deficit)--December 31, 1991         $166,917,628     $(55,782 )    $166,861,846
Net income                                                9,029,766      184,281         9,214,047
Distributions                                            (9,536,926)    (194,638 )      (9,731,564)
                                                       ------------     ---------     ------------
Partners' capital (deficit)--December 31, 1992          166,410,468      (66,139 )     166,344,329
Net income                                                8,119,960      165,713         8,285,673
Distributions                                            (9,517,685)    (194,238 )      (9,711,923)
                                                       ------------     ---------     ------------
Partners' capital (deficit)--December 31, 1993          165,012,743      (94,664 )     164,918,079
Net income                                                9,430,588      192,461         9,623,049
Distributions                                            (9,517,685)    (194,238 )      (9,711,923)
                                                       ------------     ---------     ------------
Partners' capital (deficit)--December 31, 1994         $164,925,646     $(96,441 )    $164,829,205
                                                       ------------     ---------     ------------
                                                       ------------     ---------     ------------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements

                           SUMMIT TAX EXEMPT L.P. II
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                   Year ended December 31,
                                                        ----------------------------------------------
                                                            1994             1993             1992
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received                                       $10,200,115      $10,058,159      $ 10,482,090
Cash received from assets held for sale, net              1,639,072        1,513,420           942,071
Fees and expenses paid                                   (1,741,023 )     (1,479,839 )      (1,695,455)
Cash held in escrow                                         (12,654 )       (508,023 )              --
                                                        ------------     ------------     ------------
Net cash provided by operating activities                10,085,510        9,583,717         9,728,706
                                                        ------------     ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Net (purchase) sale of temporary investments               (319,710 )        449,722            (8,368)
Loans made to properties                                         --         (263,000 )              --
Principal payments received from loans made to
  properties                                                 28,934           15,841                --
Income deferred upon assumption of FMB by new debtor        487,025               --                --
                                                        ------------     ------------     ------------
Net cash provided by (used in) investing activities         196,249          202,563            (8,368)
                                                        ------------     ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid                                       (9,711,923 )     (9,711,923 )      (9,731,564)
                                                        ------------     ------------     ------------
Net increase (decrease) in cash                             569,836           74,357           (11,226)
Cash at beginning of year                                   302,826          228,469           239,695
                                                        ------------     ------------     ------------
Cash at end of year                                     $   872,662      $   302,826      $    228,469
                                                        ------------     ------------     ------------
                                                        ------------     ------------     ------------
------------------------------------------------------------------------------------------------------
SCHEDULE RECONCILING NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES
Net income                                              $ 9,623,049      $ 8,285,673      $  9,214,047
                                                        ------------     ------------     ------------
Adjustments to reconcile net income to net cash
  provided by operating activities:
Provision for loss on impairment of assets                  500,000        1,000,000                --
Provision for disputed claim                                 22,287          400,000                --
Amortization of deferred bond selection fees                184,720          184,720           184,720
Provision for uncollectible receivables                          --          138,000           183,918
Accretion of valuation allowance                            (26,455 )        (26,455 )         (26,455)
Accretion of deferred income                                (13,252 )             --                --
Changes in:
  Cash held in escrow                                       (12,654 )       (508,023 )              --
  Interest receivable, net                                    8,404          (55,754 )         210,873
  Promissory notes receivable, net                           65,334           62,969            55,337
  Other assets                                                1,944           (2,472 )         (15,275)
  Due from affiliates                                            --           38,624             2,823
  Accrued expenses                                          (74,852 )         43,444            31,422
  Deferred income                                           (65,334 )        (62,969 )         (55,337)
  Due to affiliates                                        (127,681 )         85,960           (57,367)
                                                        ------------     ------------     ------------
Total adjustments                                           462,461        1,298,044           514,659
                                                        ------------     ------------     ------------
Net cash provided by operating activities               $10,085,510      $ 9,583,717      $  9,728,706
                                                        ------------     ------------     ------------
                                                        ------------     ------------     ------------
------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF INVESTING ACTIVITIES
   The Partnership transferred $11,750,000 from assets held for sale to participating first mortgage bonds during 1994. See Note D for further information.
------------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                           SUMMIT TAX EXEMPT L.P. II
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Summit Tax Exempt L.P. II, a Delaware limited partnership (the ``Partnership''), was formed on April 11, 1986 and will terminate on December 31, 2020 unless terminated sooner under the provisions of the Agreement of Limited Partnership (the ``Partnership Agreement''). The Partnership was formed to invest in tax-exempt participating first mortgage revenue bonds (``FMBs'') issued by various state or local governments or their agencies or authorities. The FMBs are secured by participating first mortgage loans on multi-family residential apartment projects (the ``Properties''). The General Partners of the Partnership (the ``General Partners'') are Prudential-Bache Properties, Inc. (``PBP'') (a wholly-owned subsidiary of Prudential Securities Group Inc.) and Related Tax Exempt Associates II, Inc. (the ``Related General Partner''). Related BUC$ Associates II, Inc. (the ``Assignor Limited Partner''), which acquired and holds limited partnership interests on behalf of those persons who purchased Beneficial Unit Certificates (``BUC$''), has assigned to those persons substantially all of its rights and interest in and under such limited partnership interests. The Related General Partner and the Assignor Limited Partner are under common ownership. As of December 31, 1994, the Partnership had invested in a total of sixteen FMBs.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Participating first mortgage bonds and promissory notes receivable

   FMBs and promissory notes receivable are carried at cost less a valuation allowance where appropriate. A valuation allowance is recorded when the ultimate collection of an FMB's or note's principal balance is in doubt. This evaluation is based on an analysis of estimated undiscounted cash flows from the individual properties securing the FMBs.

   Interest income is recognized at the stated rate when collectibility of future amounts is reasonably assured. Interest income from FMBs with modified terms where the collectibility of future amounts is uncertain is recognized based upon expected cash receipts.

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (``SFAS'') No. 114, ``Accounting by Creditors for Impairment of a Loan,'' which will be adopted by the Partnership as of January 1, 1995 for its 1995 financial statements. SFAS No. 114 requires creditors to evaluate the collectibility of both interest and principal of an FMB when determining whether it is impaired. An FMB is considered to be impaired when, based on current information and events, it is probable the creditor will be unable to collect all amounts due according to the existing contractual terms. When an FMB is considered to be impaired, the amount of the loss accrual is determined by discounting the expected future cash flows of the FMB at its effective interest rate or, for practical purposes, from the estimated fair value of the collateral. To the extent that the owners of properties underlying the FMBs may require modifications to their existing forbearance agreements or the FMBs may otherwise become impaired in 1995, the Partnership may be required to record additional valuation allowances which could have a material effect on the Partnership's financial statements. The amount of such allowances, if any, resulting from the adoption of SFAS No. 114 cannot presently be determined.

Assets held for sale

   The original owner of certain underlying properties and obligors of FMBs were replaced by affiliates of the Related General Partner who have not made equity investments. These entities have assumed the day-to-day responsibilities and obligations of the underlying properties. The FMBs are reported in the financial statements as ``Assets Held for Sale'' because buyers are being sought to make equity investments in the underlying properties and assume the nonrecourse obligations for the FMBs. Although these properties may not be producing sufficient cash flow to fully service the debt, the Partnership has no present intention to declare defaults on these FMBs.

   Prior to an FMB being classified as an Asset Held for Sale, an allowance is established to record it at the fair value of the underlying property at the time the original owner was replaced. If any further diminution in the fair value of the underlying property occurs, an additional valuation allowance for the Asset Held for Sale will be established. Fair value is based on estimates of the value of the underlying property using the discounted cash flow method which includes the discounted value of the favorable tax-exempt bond financing. A significant assumption is that a buyer will utilize the tax-exempt financing currently available in purchasing such property.

   When a substantial equity investment in the underlying property is made, the carrying amount of the Asset Held for Sale will be reclassified to an FMB, and the probable estimated future cash receipts specified by the new terms (including interest and principal) in excess of the carrying amount of the FMB will be accreted as interest income over the remaining life of the FMB.

   Income is recognized when cash is received and is recorded net of disbursements made by the Partnership for expenses of the properties, if any.

Temporary investments

   Temporary investments represent tax-exempt floating rate municipal bonds which are carried at cost plus accrued interest which approximates market.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the BUC$holders. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Net profits or losses and distributions are allocated 98% to the BUC$holders and 2% to the General Partners in accordance with the Partnership Agreement.

Bond selection fees

   The General Partners were paid bond selection fees (equal to 2% of the gross proceeds from the initial offering) for evaluating and selecting FMBs, negotiating the terms of mortgage loans and coordinating the development effort with property developers and government agencies. These fees have been capitalized and are being amortized over the terms of the FMBs. The accumulated amortization as of December 31, 1994 and 1993 was approximately $1,452,000 and $1,268,000, respectively.

C. Participating First Mortgage Bonds

   Descriptions of the various FMBs owned by the Partnership at December 31, 1994 are as follows:

                                          Average
                                          Interest                        Stated
                                         Rate Paid*       Minimum        Interest        Call        Maturity         Face
    Property            Location          in 1994        Pay Rate*        Rate*          Date          Date          Amount
----------------    -----------------    ----------     ------------     --------     ----------    ----------    ------------
Bay Club            Mt. Pleasant, SC         6.92%           7.00%(A)       8.25%      Sep. 2000     Sep. 2006    $  6,400,000
Loveridge           Contra Costa, CA         8.00            8.00           8.00       Nov. 1998     Nov. 2006       8,550,000
The Lakes           Kansas City, MO          5.00            4.87           4.87       Dec. 2006     Dec. 2006      13,650,000
Crowne Pointe       Olympia, WA              8.00            8.00           8.00       Dec. 1998     Dec. 2006       5,075,000
Orchard Hills       Tacoma, WA               8.00            8.00           8.00       Dec. 1998     Dec. 2006       5,650,000
Highland Ridge      St. Paul, MN             8.00            8.00           8.00       Feb. 1999     Feb. 2007      15,000,000
Newport Village     Tacoma, WA               7.27            7.00           8.00       Jan. 1999     Jan. 2007      13,000,000
Sunset Downs        Lancaster, CA            7.40            7.50           8.00        May 1999      May 2007      15,000,000
Willow Creek        Ames, IA                 8.00            8.00           8.00       Oct. 1999     Oct. 2006       6,100,000
Cedar Pointe        Nashville, TN            8.00            8.00           8.00       Apr. 1999     Apr. 2007       9,500,000
Shannon Lake        Atlanta, GA              6.00            6.00           8.00       Jun. 1999     Jun. 2007      12,000,000
Bristol Village     Bloomington, MN          7.80            7.25           8.00       Jun. 1999     Jun. 2005      17,000,000
Suntree             Ft. Myers, FL            7.00            7.00           8.00       Jul. 1999     Jul. 2007       7,500,000
River Run           Miami, FL                8.00            8.00           8.00       Aug. 1999     Aug. 2007       7,200,000
Players Club(B)     Ft. Myers, FL            6.19            6.00           8.00       Aug. 1999     Aug. 2007       2,500,000
                                                                                                                  ------------
                                                                                                                  $144,125,000
                                                                                                                  ------------
                                                                                                                  ------------
Less: Allowance for impairment
Carrying Amount
* The rate paid represents the interest recorded by the Partnership while the stated rate represents the interest rate of the
FMB.
(A) The minimum pay rate on the FMB increases from 7.0% to 8.25%.
(B) Summit tax Exempt L.P. III, of which the general partners are either the same of affiliates of the General Partners of the
    Partnership, acquired the other $7,200,000 of the Players Club Bond issue.

                    Carrying
    Property         Amount
----------------  ------------
Bay Club          $  6,261,119
Loveridge            8,550,000
The Lakes           12,750,000
Crowne Pointe        5,075,000
Orchard Hills        5,650,000
Highland Ridge      15,000,000
Newport Village     13,000,000
Sunset Downs        15,000,000
Willow Creek         6,100,000
Cedar Pointe         9,500,000
Shannon Lake        12,000,000
Bristol Village     17,000,000
Suntree              7,500,000
River Run            7,200,000
Players Club(B)      2,500,000
                  ------------
                   143,086,119
Less: Allowance     (1,500,000)
                  ------------
Carrying Amount   $141,586,119
                  ------------
                  ------------

   The principal and interest payments on each FMB are payable only from the cash flows, including proceeds in the event of a sale, from the Properties underlying the FMBs. None of these FMBs constitutes a general obligation of any state or local government, agency or authority. The FMBs are secured by the mortgage loans on the underlying Properties and the structure of each mortgage loan mirrors the structure of the corresponding FMB.

   Unless otherwise modified, the principal of the FMBs will not be amortized during their respective terms (which are up to 24 years) and will be required to be repaid in lump sum ``balloon'' payments at the expiration of the respective terms or at such earlier times as the Partnership may require. The Partnership has a right to require redemption of the FMBs approximately twelve years after their issuance. The Partnership anticipates holding the FMBs for approximately 12 to 15 years from the date of issuance; however, it can elect to hold to maturity.

   In addition to the stated rates of interest ranging from 4.87% to 8.25% per annum, each of the FMBs provides for ``contingent interest'' which is equal to:
(a) an amount equal to 50% to 100% of net property cash flow and 75% to 100% of net sale or refinancing proceeds until the borrower has paid, during the post-construction period, annually compounded interest at a rate ranging from 9.0% to 9.25% on a cumulative basis, and thereafter (b) an amount equal to 25% to 50% of the remaining net property cash flow and 25% to 50% of the remaining net sale or refinancing proceeds until the borrower has paid interest at a simple annual rate of 16% over the terms of the FMBs. Both the stated and contingent interest are exempt from federal income taxation.

   In order to protect the tax-exempt status of the FMBs, the owners of the Properties are required to enter into certain agreements to own, manage and operate such Properties in accordance with requirements of the Internal Revenue Code.

   In 1992, forbearance agreements were finalized with the owners of the Newport Village, Bristol Village, Sunset Downs, Suntree and Players Club properties. In October 1992, the Newport Village property began paying debt service at 6.0% per annum and is scheduled to increase in annual increments to the original stated rate of 8.0% in September 1996. In October 1992, the Bristol Village property began paying debt service at 6.0% per annum and is scheduled to increase in annual increments to the stated rate of 8.0% in January 1997. In June 1992, the Sunset Downs property began paying debt service at 7.0% per annum and is scheduled to increase in annual increments to the original stated rate of 8.0% in June 1996. During 1992, the Suntree and Players Club properties began paying debt service at 7.0% per annum. In 1994, the Suntree and Players Club forbearance agreements were modified to allow debt service payments to be made at 6.0% per annum through the end of 1994. Effective January 1, 1995, the Suntree and Players Club forbearance agreements were further modified to allow minimum debt service payments to be made at 7.5% and 7.0% per annum, respectively, through the end of 1995. The difference between the rate paid and the original stated rate for these FMBs is payable from available future cash flow or ultimately from sales or refinancing proceeds.

   A forbearance agreement with the owner of the Shannon Lake property made in 1991 was further modified in April 1993 to allow the borrower to pay monthly interest at 6.0% per annum through December 1995. In addition, the Partnership made a $138,000 loan in April 1993 to the owner of the property underlying the Shannon Lake FMB for the payment of past due property taxes. The loan requires interest only payments at 8.5% per annum, payable monthly, commencing on May 1, 1993, with the principal due on April 30, 1996. Due to the forbearance agreement, an allowance for possible loss was established for this loan during 1993. Interest payments on both the FMB and the tax loan are current.

   The Partnership made a $125,000 loan in April 1993 to the owner of the property underlying the Bristol Village FMB for payment of past due property taxes. This loan is self-amortizing over four years with interest at 8.0% per annum payable monthly. Payments on this loan are current.

   In 1990, the terms of the Bay Club FMB were modified when the equity interest in the property and the related obligation of the FMB were sold by an affiliate of the Related General Partner to an unrelated third party. As part of this transaction, the minimum annual pay rate increases in annual increments from 6.0% in 1990 to 8.25% in 1997. The difference between the rate paid and the original stated rate is payable from available future cash flow or ultimately from sale or refinancing proceeds. The Partnership received $360,000 in a 13% second mortgage note with interest and principal payments due monthly through December 1996. This note is also partially secured by a letter of credit. Deferred income equal to the amount of the promissory note was recorded in the statements of financial condition. As a result of this transaction, income is realized only as and when the Partnership receives payments on the promissory note. The balances of both the promissory note and deferred income were approximately $95,000 and $161,000 at December 31, 1994 and 1993, respectively. A loss of $264,547 was recorded on this transaction to reflect the concessions granted. The total probable estimated future cash receipts from the FMB (the FMB principal, the $360,000 note, and all future interest) in excess of the carrying amount is being accreted as interest income over the remaining life of the FMB because the fair value of the underlying property is in excess of the carrying value.

   The difference between the stated interest rates and the rates paid on the FMBs has not been accrued for financial statement purposes and was approximately $660,000, $781,000 and $444,000 for the years ended December 31, 1994, 1993 and
1992, respectively.

   The estimated fair value of the FMBs at December 31, 1994 and 1993 was approximately $123.2 million and $126.5 million, respectively.

D. Assets Held for Sale

   Assets Held for Sale and the related income thereon are as follows:

                                                                                            Net cash received
                                                                                               for the year
                                                                                                  ended
                                                                                               December 31,
                        Call       Maturity                        Face Amount     ------------------------------------
                        Date         Date       Carrying Value        of FMB          1994          1993         1992
-----------------------------------------------------------------------------------------------------------------------
The Lakes,
  Kansas City, MO*    Dec. 2006      Dec. 2006    $        --      $ 13,650,000    $  354,620    $  516,742    $493,831
Pelican Cove,
  St. Louis, MO       Feb. 1999      Feb. 2007     17,600,000        18,000,000     1,284,452       996,678     448,240
                                                ---------------    ------------    ----------    ----------    --------
                                                  $17,600,000      $ 31,650,000    $1,639,072    $1,513,420    $942,071
                                                ---------------    ------------    ----------    ----------    --------
                                                ---------------    ------------    ----------    ----------    --------

   * Reinstated as an FMB as of August 31, 1994. As such, the net cash received for the year ended December 31, 1994 reflects cash flow through August 31, 1994. Subsequent cash flow is recorded as interest income from participating first mortgage bonds.

--------------------------------------------------------------------------------

   In June and December 1992, the Partnership made loans totalling approximately $410,000 to the owners of The Lakes and Pelican Cove for payment of 1991 past due property taxes. The loans were self-amortizing over two years with interest at 8.5% per annum. The loans were recorded in operating results as a reduction of income from assets held for sale in 1992 because the properties were paying on a cash flow basis. Subsequent principal payments relating to these loans were recorded as income from assets held for sale. These loans were fully amortized during 1994. Interest income recognized on these loans was approximately $2,300, $21,000 and $9,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

   On May 13, 1993, the Partnership, on behalf of Lakes Project Investors, Inc. (``LPI''), an affiliate of the Related General Partner who replaced the original developer, deposited a cash escrow of $500,000 in connection with the filing of an appeal of a mechanics lien judgment rendered against The Lakes. In July 1994, the appeal was rejected and the judgment affirmed. LPI petitioned the court to grant a rehearing or, in the alternative, a transfer of the case to the Missouri Supreme Court. On January 23, 1995, in settlement of the appeal, approximately $422,000 of the balance of the escrow was paid to the plaintiff. This settlement had been fully reserved. Approximately $99,000 of the cash escrow balance ($531,000 including accrued interest) was returned to LPI and thence to the Partnership.

   On January 27, 1994, LPI sold an option to purchase the ownership interest in The Lakes, subject to the assumption of the obligation under the Partnership's $13,650,000 FMB, to an unrelated third party for $200,000. Pursuant to the terms of the option and assumption of the FMB, the option was exercised on August 31, 1994.

   As a result of the cash equity investment, The Lakes bond was reinstated as an FMB. The net cash proceeds of approximately $487,000 (net of an escrow for certain repairs and closing costs), paid to the Partnership to reduce previously accrued and unpaid interest, was recorded as deferred income and is being amortized as interest income over the remaining life of The Lakes FMB. The balance of the deferred income relating to The Lakes FMB was approximately $474,000 at December 31, 1994. All other accrued and unpaid interest as well as a $310,700 second mortgage loan, all of which previously had been reserved, was forgiven.

E. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes with net income for tax reporting for the years ended December 31, 1994, 1993 and 1992, respectively:

                                                              1994           1993           1992
----------------------------------------------------------------------------------------------------
Net income per financial statements                        $ 9,623,049    $ 8,285,673    $ 9,214,047
Uncollected interest income from assets held for sale          271,584      1,018,580      1,258,085
Uncollected interest on FMBs and receivables                   659,667      1,318,595        628,238
Provision for loss on impairment of assets                     500,000      1,000,000             --
Property tax loans deferred for tax reporting purposes,       (116,199)      (262,018)       338,781
  net
Amortization of bond selection fees                            184,720        184,720        184,720
Write-off of accrued and unpaid interest                    (2,229,178)            --             --
Loss from debt restructure                                  (1,358,312)            --             --
Other                                                          (78,489)       (89,424)       (81,791)
                                                           -----------    -----------    -----------
                                                           $ 7,456,842    $11,456,126    $11,542,080
                                                           -----------    -----------    -----------
                                                           -----------    -----------    -----------
Tax basis net income

      Net income for tax purposes is generally exempt from Federal income tax. The differences between the tax and book bases of partners' capital are primarily attributable to the cumulative effect of the book to tax income adjustments and the recording of distributions.

F. Related Parties

   The General Partners and their affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management; registrar, transfer and assignment functions; asset management; investor communications; printing and other administrative services. The General Partners and their affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement. The costs and expenses were:

                                                                    Year ended December 31,
                                                            ----------------------------------------
                                                               1994           1993           1992
----------------------------------------------------------------------------------------------------
PBP and affiliates
  General and administrative                                $  102,633     $  111,003     $  106,543
  Management fee                                               405,312        405,312        405,312
                                                            ----------     ----------     ----------
                                                               507,945        516,315        511,855
                                                            ----------     ----------     ----------
Related General Partner and affiliates
  General and administrative                                    15,124         55,813         57,677
  Management fee                                               405,313        405,313        405,313
  Loan servicing fees                                          405,313        405,313        405,313
                                                            ----------     ----------     ----------
                                                               825,750        866,439        868,303
                                                            ----------     ----------     ----------
                                                            $1,333,695     $1,382,754     $1,380,158
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------

   The General Partners are paid, in aggregate, an annual management fee equal to .5% of the total invested assets (which equals the original face amount of total FMBs).

   An affiliate of the Related General Partner receives loan servicing fees in an amount of .25% per annum of the principal amount outstanding on mortgage loans serviced by the affiliate.

   A division of Prudential Securities Incorporated (``PSI''), an affiliate of PBP, receives a fee for the purchase, sale, and safekeeping of the Partnership's temporary investments. This account is maintained in accordance with the Partnership Agreement.

   PSI owns 56,825 BUC$ at December 31, 1994.

   The Players Club property (securing a $2,500,000 FMB in this Partnership) also secures an FMB for $7,200,000 owned by Summit Tax Exempt L.P. III, of which the general partners are either the same or affiliates of the General Partners of this Partnership.

   The original obligors of the Suntree, Players Club and River Run FMBs are affiliates of the Related General Partner.

G. Contingencies

   On or about October 18, 1993, a putative class action, captioned Kinnes et al. v. Prudential Securities Group Inc. et al. (93 Civ. 654), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership against the Partnership, PBP, PSI and a number of other defendants. On or about November 16, 1993, a putative class action captioned Connelly et al. v. Prudential-Bache Securities Inc. et al. (93 Civ.
713), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership against the Partnership, PBP, PSI and a number of other defendants. On or about January 3, 1992, a putative class action, captioned Levine v. Prudential-Bache Properties Inc. et al. (92 Civ. 52), was filed in the United States District Court for the Northern District of Illinois purportedly on behalf of investors in the Partnership against the General Partners, Prudential Securities Incorporated and a number of other defendants. Subsequently the Related General Partner exited the litigation by way of settlement. On April 14, 1994, the Judicial Panel on Multidistrict Litigation (the ``Panel'') deferred transfer of the case to the Southern District of New York (discussed more fully below) until after the Illinois court decided a pending motion to dismiss the complaint. On June 3, 1994, that court granted the motion of PBP and PSI and dismissed the first amended complaint without prejudice. On June 30, 1994, plaintiffs filed a second amended complaint. By order dated July 13, 1994, the Panel unconditionally transferred the Levine case for for inclusion in the consolidated proceedings in the Southern District of New York described below.

   By its April 14, 1994 order, the Panel transferred (in addition to Levine as discussed above) the Kinnes case, and by order dated May 4, 1994, the Connelly case, together with a number of other actions, on each occasion not involving the Partnership, to a single judge of the United States District Court for the Southern District of New York and consolidated them for pretrial proceedings under the caption In re Prudential Securities Incorporated Limited Partnerships Litigation (MDL Docket No. 1005). On June 8, 1994, plaintiffs in the transferred cases filed a complaint that consolidated the previously filed complaints and named as defendants, among others, PSI, certain of its present and former employees and the General Partners. The Partnership is not named a defendant in the consolidated complaint, but the name of the Partnership is listed as being among the limited partnerships at issue in the case. The consolidated complaint alleges violations of the federal and New Jersey Racketeer Influenced and Corrupt Organizations Act (``RICO'') statutes, fraud, negligent misrepresentation, breach of fiduciary duties, breach of third-party beneficiary contracts and breach of implied covenants in connection with the marketing and sales of limited partnership interests. Plaintiffs request relief in the nature of rescission of the purchase of securities, and recovery of all consideration and expenses in connection therewith, as well as compensation for lost use of money invested, less cash distributions; compensatory damages; consequential damages; treble damages for defendants' RICO violations (both federal and New Jersey); general damages for all injuries resulting from negligence, fraud, breaches of contract, and breaches of duty in an amount to be determined at trial; disgorgement and restitution of all earnings, profits, benefits and compensation received by defendants as a result of their unlawful acts; costs and disbursements of the action; reasonable attorneys' fees; and such other and further relief as the court deems just and proper.

   On November 28, 1994 the transferee court deemed each of the complaints in the constituent actions (including Kinnes) amended to conform to the allegations of the consolidated complaint. PSI and PBP, along with various other defendants, filed a motion to dismiss the consolidated complaint on December 20, 1994. That motion is pending.

   In July 1991 a putative class action entitled Schaffer v. Summit Tax Exempt L.P. II, et al., No. 12176 Del. Cn Ct., was filed in Delaware Chancery Court. Plaintiff is an individual investor who has brought suit allegedly on behalf of himself and others similarly situated who purchased Partnership interests. Defendants include, among others, the Partnership, its General Partners, and its Assignor Limited Partner. The complaint alleges breach of contract to list the Partnership on an exchange. Plaintiff seeks an injunction, rescission, compensatory damages and attorneys' fees. Defendants have moved to dismiss the complaint.

By order dated March 2, 1995 the court approved plaintiff's voluntary of dismissal of the action without prejudice.

   The General Partners and PSI believe they have meritorious defenses to the complaints and intend to vigorously defend against these actions.

H. Subsequent Event

   In February 1995, distributions of approximately $2,379,000 and $49,000 were paid to the BUC$holders and General Partners, respectively, for the quarter ended December 31, 1994.

                           SUMMIT TAX EXEMPT L.P. II
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   Summit Tax Exempt L.P. II (``The Partnership'') has invested in sixteen tax-exempt participating first mortgage bonds (``FMBs'') issued by various state or local governments or their agencies or authorities. The FMBs are secured by participating first mortgage loans on multi-family residential apartment properties.

   At the beginning of the year, the Partnership had cash and temporary investments of approximately $2,159,000. On August 31, 1994, the equity interest in The Lakes and the related obligation of the FMB were sold by an affiliate of Related Tax Exempt Associates II, Inc. (the ``Related General Partner'') to an unrelated third party resulting in a cash receipt of approximately $487,000 to the Partnership for previously accrued and unpaid interest. After payment of distributions and receipt of the net cash flow from operations, the Partnership ended the quarter with approximately $3,048,000 in cash and temporary investments. The fourth quarter distribution of approximately $2,379,000 ($.26 per BUC) was paid to BUC$holders in February 1995 from cash flow from operations.

   Interest payments from FMBs are anticipated to provide sufficient liquidity to meet the operating expenditures of the Partnership in future years and to fund distributions.

Results of Operations

1994 vs 1993

   Net income increased by approximately $1,337,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993 for the reasons discussed below.

   Interest income from FMBs increased by approximately $96,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993. This increase was primarily due to increased interest paid on the Newport Village, Sunset Downs, and Bristol Village FMBs pursuant to the terms of their respective forbearance agreements, interest received from The Lakes property being classified as interest income from FMBs as of August 31, 1994 and contingent interest received from the Crowne Pointe and The Lakes FMBs of approximately $12,700 and $60,000, respectively. These increases were partially offset by reduced rates paid on the Shannon Lake, Suntree, Players Club FMBs resulting from modifications to their respective forbearance agreements in 1993 and 1994. In addition, less interest was paid by Bay Club in 1994 than 1993.

   Income received from FMBs that are classified as ``Assets Held for Sale'' (see Note D to the financial statements) increased by approximately $126,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993 due to higher cash flow generated by the Pelican Cove property partially offset by reclassification of The Lakes bond as an FMB.

   Interest income from promissory notes decreased by approximately $23,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993 primarily due to the repayment of the Pelican Cove and The Lakes property tax loans.

   Interest income from temporary investments increased by approximately $19,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993 primarily due to higher interest rates and invested balances.

   A $500,000 provision for loss on impairment of assets was recorded during the year ended December 31, 1994 to record the estimated impairment of the FMBs based upon an analysis of estimated cash flows from the individual properties securing the FMBs. A $1,000,000 provision for loss on impairment of assets was recorded during the year ended December 31, 1993. The provision was based on estimates of the value of the underlying properties using the discounted cash flow method which includes the discounted value of the favorable tax-exempt bond financing.

   During 1994, an additional $22,000 was recorded for the loss on the mechanics lien judgment relating to the Lakes (see Note D to the financial statements).

   General and administrative expenses decreased by approximately $105,000 for the year ended December 31, 1994 as compared to the corresponding period in 1993 reflecting lower legal costs related to the Levine litigation described in Note G to the financial statements and a general reduction in the costs associated with the administration of the Partnership.

1993 vs 1992

   Net income decreased by approximately $928,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992 primarily due to the provision for impairment of assets of $1,000,000 recorded in 1993.

   Interest income from FMBs decreased by approximately $160,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992. The decrease is primarily due to reduced debt service payments on the Newport Village, Sunset Downs, Shannon Lake and Bristol Village FMBs as a result of forbearance agreements finalized during 1992. These decreases were partially offset by an increase in the rates paid relating to the Suntree and Players Club FMBs, deferred base interest received on the Bay Club FMB and contingent interest received from the Crowne Pointe FMB.

   Income received from FMBs that are classified as Assets Held for Sale (see Note D to the financial statements) increased by approximately $571,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992. Cash flow payments from The Lakes and Pelican Cove increased by approximately $23,000 and $548,000 for the year ended December 31, 1993 as compared to the corresponding period in 1992, respectively, due primarily to tax loans made to the properties in 1992 for $128,000 and $282,000, respectively, which were recorded as a reduction of income from Assets Held for Sale. The Partnership received three additional cash flow payments from Pelican Cove in 1993 as compared to 1992.

   Interest income from promissory notes increased by approximately $28,000 for the year December 31, 1993 as compared to the corresponding period in 1992 due to interest received from tax loans made to The Lakes and Pelican Cove in 1992 and to Shannon Lake and Bristol Village in May 1993.

   Interest income from temporary investments decreased by approximately $25,000 for the year December 31, 1993 as compared to the corresponding period in 1992 primarily due to a lower cash balance available for investment.

   During 1993, a $400,000 contingent liability was recorded to estimate the amount of probable loss if the appeal of the mechanics lien judgment relating to The Lakes were unsuccessful (see Note D to the financial statements).

   During 1993, the Partnership established a reserve for the Shannon Lake tax loan in the amount of $138,000 due to the uncertainty of collection.

Property Information

   The following table lists the Partnership's FMBs together with occupancy rates of the underlying properties as of February 12, 1995:

                                                                                            Average
                                                                                           Interest        Minimum
                                                                             Stated          Rate         Pay Rate*
                                              Face                          Interest         Paid*         December
  Property            Location            Amount of FMB     Occupancy        Rate*          in 1994          1994
---------------------------------------------------------------------------------------------------------------------
  Bay Club            Mt. Pleasant, SC    $  6,400,000          98.7%           8.25%         6.92%          7.00%(A)
  Loveridge           Contra Costa, Ca       8,550,000          93.9            8.00          8.00           8.00
  The Lakes           Kansas City, Mo       13,650,000          99.0            4.87          5.00           4.87
  Crowne Pointe       Olympia, Wa            5,075,000          89.9            8.00          8.00           8.00
  Orchard Hills       Tacoma, Wa             5,650,000          90.9            8.00          8.00           8.00
  Highland Ridge      St. Paul, Mn          15,000,000          96.4            8.00          8.00           8.00
  Newport Village     Tacoma, Wa            13,000,000          91.4            8.00          7.27           7.00
  Sunset Downs        Lancaster, Ca         15,000,000          89.4            8.00          7.40           7.50
  Pelican Cove        St. Louis, Mo         18,000,000          99.2            8.00          7.14           7.50(C)
  Willow Creek        Ames, Ia               6,100,000         100.0            8.00          8.00           8.00
  Cedar Pointe        Nashville, Tn          9,500,000          95.2            8.00          8.00           8.00
  Shannon Lake        Atlanta, Ga           12,000,000          98.6            8.00          6.00           6.00
  Bristol Village     Bloomington, Mn       17,000,000          98.2            8.00          7.80           7.25
  Suntree             Ft. Myers, Fl          7,500,000          95.8            8.00          7.00           7.00

                                                                                            Average
                                                                                           Interest        Minimum
                                                                             Stated          Rate         Pay Rate*
                                              Face                          Interest         Paid*         December
  Property            Location            Amount of FMB     Occupancy        Rate*          in 1994          1994
---------------------------------------------------------------------------------------------------------------------
  River Run           Miami, Fl           $  7,200,000          96.9%           8.00%         8.00%          8.00%
  Players Club(B)     Ft. Myers, Fl          2,500,000          91.2            8.00          6.19           6.00
                                          -------------
                                          $162,125,000
                                          -------------
                                          -------------
---------------------------------------------------------------------------------------------------------------------
  * The rate paid represents the interest recorded by the Partnership while the stated rate represents the coupon rate of the FMB. See Note C to the financial statements as to the differences between stated interest rates and interest rates paid for FMBs.
  (A) The minimum pay rate on the FMB increases from 7.0% to 8.25%.
  (B) Summit Tax Exempt L.P. III, of which the general partners are either the same or affiliates of the General
      Partners of the Partnership, acquired the other $7,200,000 of the Players Club Bond issue.
  (C) The minimum required pay rate is the current cash flow. See Note D to the financial statements.

General

   The developer of the River Run property has expressed an interest in repaying its FMB obligation, at its option, as permitted by the bond agreement. There is no assurance that the prepayment will take place.

   The determination as to whether it is in the best interest of the Partnership to enter into forbearance agreements on the FMBs or, alternatively, to pursue its remedies under the loan documents, including foreclosures, is based upon several factors. These factors include, but are not limited to, property performance, owner cooperation and projected legal costs.

   The difference between the stated interest rates and the rates paid by FMBs is not accrued as interest income for financial reporting purposes. The accrual of interest at the stated interest rate will resume once a property's ability to pay the stated rate has been adequately demonstrated. Interest income of approximately $660,000, $781,000 and $444,000 was not recognized for the years ended December 31, 1994, 1993 and 1992, respectively.

   From time to time, certain property owners have elected to supplement the cash flow generated by the properties to meet the required FMB interest payments. There can be no assurance that in the future any property owner will elect to supplement property cash flow to satisfy bond interest requirements if necessary. The owners of the Sunset Downs, Highland Ridge and Loveridge properties supplemented the cash flow generated by the respective properties to meet the required interest payments in 1994.

Other

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (``SFAS'') No. 114, ``Accounting by Creditors for Impairment of a Loan'', which will be adopted by the Partnership as of January 1, 1995 for its 1995 financial statements. SFAS No. 114 requires creditors to evaluate the collectibility of both interest and principal of an FMB when determining whether it is impaired. An FMB is considered to be impaired when, based on current information and events, it is probable the creditor will be unable to collect all amounts due according to the existing contractual terms. When an FMB is considered to be impaired, the amount of the loss accrual is determined by discounting the expected future cash flows of the FMB at its effective interest rate or, for practical purposes, from the fair value of the collateral. To the extent that the owners of properties underlying the FMBs may require modifications to their existing forbearance agreements or the FMBs may otherwise become impaired in 1995, the Partnership may be required to record additional valuation allowances which could have a material effect on the Partnership's financial statements. The amount of such allowances, if any, resulting from the adoption of SFAS No. 114 cannot presently be determined.

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1994.

                               OTHER INFORMATION

   The following cash distributions per BUC were paid during the following calendar quarters:

Quarter Ended         1994         1993
-------------        ------        -----
March 31             $  .26        $.26
June 30              $  .26        $.26
September 30         $  .26        $.26
December 31          $  .26        $.26

   On October 27, 1994, an affiliate of Prudential-Bache Properties, Inc., Prudential Securities Incorporated (``PSI''), entered into cooperation and deferred prosecution agreements (the ``Agreements'') with the Office of the United States Attorney for the Southern District of New York (the ``U.S. Attorney''). The Agreements resolved a grand jury investigation that had been conducted by the U.S. Attorney into PSI's sale during the 1980's of the Prudential-Bache Energy Income Fund oil and gas limited partnerships (the ``Income Funds''). In connection with the Agreements, the U.S. Attorney filed a complaint charging PSI with a criminal violation of the securities laws. In its request for a deferred prosecution, PSI acknowledged to having made certain misstatements in connection with the sale of the Income Funds. Pursuant to the Agreements, the U.S. Attorney will defer any prosecution of the charge in the complaint for a period of three years, provided that PSI complies with certain conditions during the three year period. These include conditions that PSI not violate any criminal laws; that PSI contribute an additional $330 million to a pre-existing settlement fund; that PSI cooperate with the government in any future inquiries; and that PSI comply with various compliance-related provisions. If, at the end of the three-year period, PSI has complied with the terms of the Agreements, the U.S. Attorney will be barred from prosecuting PSI on the charges set forth in the complaint. If, on the other hand, during the course of the three-year period, PSI violates the terms of the Agreements, the U.S. Attorney can elect to pursue such charges.

   The Partnership's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

   Summit Tax Exempt L.P. II
   P.O. Box 2016
   Peck Slip Station
   New York, New York 10272-2016

                                                         1994
Summit Tax Exempt L.P. II                                Annual
                                                         Report

Prudential Securities Incorporated                       BULK RATE
Peck Slip Station                                      U.S. POSTAGE
P.O. Box 2016                                               PAID
New York, NY 10272                                     Automatic Mail